SRK Consulting
3CA020.003 – Alexco Resource Corp.
Mineral Resource Estimation, Elsa Tailings Project	Page 77

CERTIFICATE OF AUTHOR

To accompany the technical report entitled: Mineral Resource Estimation Bellekeno
Project, Yukon Territory, Canada dated June 8, 2010.

I, G. David Keller, residing at 255 Richmond Street East, Toronto, Ontario do hereby certify that:

1)	I am a Principal Resource Geologist with the firm of SRK Consulting (Canada) Inc. with an office at Suite 2100, 25 Adelaide Street East Toronto, Ontario, Canada;

2)

I am a graduate of the University of Calgary in 1986, I obtained a B. Sc. Degree in Geology. I have practiced in the fields of exploration, mine geology and resource estimation in my profession continuously since1986;

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the Province of Ontario (APGO#1235);

4)

I have previously reviewed the Keno Hill project in March 2005 to assist Alexco in presenting a qualifying bid for the tender of the project. I have personally inspected the subject property and surrounding areas between August 7 and 9, 2009 for 7 days.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)	I am a co-author of this technical report and am responsible for the All sections of the report excluding Section 12.1.2 entitled “Analytical Quality Control Measures”;

8)

SRK Consulting (Canada) Inc. was retained by Alexco Resource Corporation. to prepare a technical report for the Elsa Tailings Project in accordance with NI 43-101 and Form 43- 101F1 guidelines. The preceding report is based on a site visit, our review of project files and discussions with Alexco Resource Corporation personnel;

9)

That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)	I consent to the filing of the technical report with any stock exchange and other regulatory authority;

11)

I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Toronto, Canada June 8, 2010

LW-GDK / jfc – ab - jps	Alexco_Tailing_Resource_TR_3CA020_003_LW_GDK_ab_jfc_JPS_20100616.doc,	June 16, 2010